Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,565 Registration Statement Nos. 333-221595; 333-221595-01 Dated February 1, 2019 Filed pursuant to Rule 433

Structured Investments

Dual Directional Knock-Out Notes due March 2, 2022 Based on the Value of the S&P 500® Index

This document provides a summary of the terms of the notes offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	February 25, 2019
Original issue date:	February 28, 2019 (3 business days after the pricing date)
Maturity date:	March 2, 2022
Interest:	None
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

•   If the final index value is greater than the upside knock-out level:

$1,000 + the upside payment

•   If the final index value is less than or equal to the upside knock-out level but greater than or equal to the initial index value:

$1,000 + ($1,000 x index return)

•   If the final index value is less than the initial index value and greater than or equal to the downside knock-out level:

$1,000 + ($1,000 x absolute index return)

In this scenario, you will receive a 1% positive return on the notes for each 1% negative return on the underlying index. In no event will this amount exceed the stated principal amount plus $200.

•   If the final index value is less than the downside knock-out level:

$1,000 + the upside payment

Upside payment:	At least $25 per note (2.50% of the stated principal amount). The actual upside payment will be set on the pricing date.
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Upside knock-out level:	120% of the initial index value
Downside knock-out level:	80% of the initial index value
Index return:	(final index value – initial index value) / initial index value
Absolute index return:	The absolute value of the index return
Valuation date:	February 25, 2022, subject to postponement for non-index business days and certain market disruption events
CUSIP/ISIN:	61768DM44 / US61768DM445
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $967.00 per note, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The notes are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. At maturity, if the final index value is greater than the upside knock-out level, which is 120% of the initial index value, we will pay per note a payment at maturity of only $1,000 plus the upside payment of at least $25 per note. The actual upside payment will be set on the pricing date. If the final index value is less than or equal to the upside knock-out level but greater than or equal to the initial index value, we will pay per note the stated principal amount plus a return reflecting 100% of the upside performance of the underlying index, which will effectively be limited to a return of 20%. If the final index value is less than the initial index value and greater than or equal to the downside knock-out level, which is 80% of the initial index value, meaning that the index has declined but by no more than 20%, we will pay per note the stated principal amount plus a positive return equal to the absolute value of the percentage decline, which will effectively be limited to a positive return of 20%. However, if the final index value is less than the downside knock-out level, we will pay per note only the stated principal amount of $1,000, plus the upside payment of at least $25 per note. The actual upside payment will be set on the pricing date. The notes are for investors who are concerned about principal risk but seek an equity index-based return, determined as set forth herein, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the possibility of receiving a return based on a limited range of performance of the underlying index. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Notes

The table below illustrates the payment at maturity for each note for a hypothetical range of performance of the underlying index and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical initial index value of 2,700 and an upside payment of $25. The actual initial index value and upside payment will be determined on the pricing date.

Final index value	Percentage change from initial index value to final index value	Payment at maturity	Return on $1,000 note
4,590.00	70.00%	$1,025	2.50%
4,320.00	60.00%	$1,025	2.50%
4,050.00	50.00%	$1,025	2.50%
3,780.00	40.00%	$1,025	2.50%
3,510.00	30.00%	$1,025	2.50%
3,267.00	21.00%	$1,025	2.50%
3,240.00	20.00%	$1,200	20.00%
2,970.00	10.00%	$1,100	10.00%
2,700.00	0.00%	$1,000	0.00%
2,673.00	-1.00%	$1,010	1.00%
2,565.00	-5.00%	$1,050	5.00%
2,430.00	-10.00%	$1,100	10.00%
2,160.00	-20.00%	$1,200	20.00%
2,133.00	-21.00%	$1,025	2.50%
1,890.00	-30.00%	$1,025	2.50%
1,620.00	-40.00%	$1,025	2.50%
1,350.00	-50.00%	$1,025	2.50%
1,080.00	-60.00%	$1,025	2.50%
810.00	-70.00%	$1,025	2.50%
540.00	-80.00%	$1,025	2.50%
270.00	-90.00%	$1,025	2.50%
0.00	-100.00%	$1,025	2.50%

Investing in the notes involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319001385/dp101743_fwp-ps1565.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.
•	Your maximum gain on the notes is limited by the upside knock-out level and downside knock-out level.
•	The market price of the notes will be influenced by many unpredictable factors.
•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	The amount payable on the notes is not linked to the value of the underlying index at any time other than the valuation date.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	Adjustments to the underlying index could adversely affect the value of the notes.
•	Investing in the notes is not equivalent to investing in the underlying index.
•	The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 3-year term of the notes.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.
•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to January 28, 2019